Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 11, 2019

Division of Corporation Finance Office of Manufacturing and Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Orisun Acquisition Corp. Registration Statement on Form S-1 Filed June 26, 2019 File No. 333-232356

Dear SEC Officers:

On behalf of our client, Orisun Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 10, 2019 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

July 11, 2019 Page 2

General, page i

1.	Please include the name(s) of the underwriter(s) in your next amendment.

Response: The disclosure on page 83 has been revised in accordance with the Staff’s comments.

2.	Please disclose the scope of your exclusive provision in your Description of Securities section and please consider including appropriate risk factor disclosures. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company confirms that the exclusive forum selection does not apply to Securities Act claims. The disclosure with respect to the forum selection on page 33 and page 81 has been revised in accordance with the Staff’s comments. The Amended and Restated Certificate of Incorporation has also been revised to provide that the exclusive forum selection does not apply to Securities Act claims.

Legal Opinion, Exhibit 5.1, page 100

3.	Please obtain and file a revised legal opinion that addresses whether or not the shares of common stock included as part of the units and representative's units, and underlying the rights included as part of the units and representative's units will be, when sold, legally issued, fully paid, and non-assessable. Please refer to Staff Legal Bulletin No. 19 Section II.B.1.h.

Response: The legal opinion has been revised in accordance with the Staff’s comments.

July 11, 2019 Page 3

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

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